UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 11-K
(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934
For the fiscal year end December 31, 1997
                        ------------------------------------------


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______ Commission file number
____________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



          OUTBACK STEAKHOUSE OF FLORIDA, INC.
          SALARIED EMPLOYEES 401(k) PLAN AND TRUST

          Financial Statements as of December 31, 1997 and 1996, and for each of the Three Years in the Period Ended December 31, 1997, Supplemental
          Schedules as of and for the Year Ended
          December 31, 1997, and Independent Auditors'
          Report

OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------

                                                                Page

INDEPENDENT AUDITORS' REPORT                                      1

STATEMENTS OF NET ASSETS AVAILABLE FOR
  BENEFITS AS OF DECEMBER 31, 1997 AND 1996                       2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
  FOR BENEFITS FOR EACH OF THE THREE YEARS IN THE
  PERIOD ENDED DECEMBER 31, 1997                                  3

NOTES TO FINANCIAL STATEMENTS                                     4

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 1997:


     Item 27a - Schedule of Assets Held for Investment Purposes  10

     Item 27d - Schedule of Reportable Transactions              11

  Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

                           DELOITTE & TOUCHE LLP
                         Certified Public Accountants
                   201 East Kennedy Boulevard, Suite 1200
                           Tampa, Florida 33602-5821
                                  (813) 273-8300

INDEPENDENT AUDITORS' REPORT

To the Participants of the
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Outback Steakhouse of Florida, Inc. Salaried Employees
401(k) Plan and Trust (the "Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche
June 22, 1998                      - 1-

OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPL0YEES 401(k) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------

ASSETS                                        1997         1996

INVESTMENTS AT FAIR VALUE:
  Mutual Funds                          $   4,645,267 $   2,625,829
  Outback Stock Fund                        1,492,284     1,106,479
  Money Market Fund                           452,447       338,295
  Loans to Participants                       535,895       275,579
                                        ------------- -------------

NET ASSETS AVAILABLE FOR BENEFITS       $   7,125,893 $   4,346,182
                                        ============= =============

See notes to financial statements.


























OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(k) PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------
                                              1997       1996      1995
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS
  ATTRIBUTED TO:
  Investment income:
    Interest and dividend income           $  195,372 $   98,608 $   41,886
    Net appreciation in fair value
      of investments                          501,794      2,333    301,317
                                           ----------  ---------  ---------
           Total investment income            697,166    100,941    343,203
                                           ----------  ---------  ---------
  Contributions:
    Participants'                           2,327,294  1,798,124  1,149,739
    Participants' rollovers                   179,506    176,413    252,495
                                           ----------  ---------  ---------
           Total contributions              2,506,800  1,974,537  1,402,234
                                           ----------  ---------  ---------
           Total additions                  3,203,966  2,075,478  1,745,437
                                           ----------  ---------  ---------

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR
  BENEFITS ATTRIBUTED TO:
  Benefits paid to participants               386,136    141,473     28,616
  Administrative expenses                      38,119     20,711     23,721
                                           ----------  ---------  ---------
           Total deductions                   424,255    162,184     52,337
                                           ----------  ---------  ---------
NET INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS                              2,779,711  1,913,294  1,693,100

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                         4,346,182  2,432,888    739,788
                                           ----------  ---------  ---------
  End of year                              $7,125,893 $4,346,182 $2,432,888
                                           ========== ========== ==========

See notes to financial statements.

OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------
1. DESCRIPTION OF THE PLAN
   The following description of the Outback Steakhouse of Florida, Inc. Salaried Employees 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
   GENERAL - The Plan is a defined contribution plan established by Outback Steakhouse of Florida, Inc. (the "Company") as of January 1, 1994. The Plan covers eligible salaried employees of the Company. It is subject to the provisions of the Employee Retirement Income Security
   Act of 1974 ("ERISA"). The trustee of the Plan is Investors Fiduciary Trust Company (the "Trustee").
   ELIGIBILITY - Salaried employees, excluding highly compensated, union and leased employees, who have reached the age of 18, are eligible to participate in the Plan.
   CONTRIBUTIONS - Participants may contribute from 1% to 20% of their pre-tax annual compensation and may change this contribution percentage at anytime. Contributions to the plan are limited by any contributions made to a participant's Employer Stock Ownership Plan account. Participants are permitted to make rollover contributions and/or transfer assets directly to the Plan from other qualified plans. Contributions of nonperiodic deferrals such as bonuses may also be made subject to limitations of the Plan. Total participant contributions are subject to limitations imposed by the Internal Revenue Code. The
   Company may contribute additional amounts at the option of the Company's board of directors. No contributions were made by the Company during the years ended December 31, 1997 and 1996.
   VESTING - Participants are immediately vested in their contributions, including rollovers, plus actual earnings thereon. Vesting in the Company's discretionary contribution, plus actual earnings thereon, is based on years of credited service. A participant is not vested in any employer contributions until they have achieved five years of credited service to the Company, at which time they will be 100% vested. PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions, a pro-rata share of Plan earnings and any employer contributions. Plan earnings are allocated based upon the participant's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
   FORFEITURES - Forfeitures are allocated to participants as additional employer contributions.
   PAYMENT OF BENEFITS - Upon termination of service due to death, disability or retirement, a participant may elect to have his or her benefits paid in the form of a lump sum cash payment. In addition, under very limited circumstances, a participant may receive a financial hardship distribution. A maximum of four such withdrawals are permitted annually. At December 31, 1997 and 1996, there were $12,026 and $-0- in benefits due to participants, respectively.
   PARTICIPANT LOANS - Loans are available to active participants who maintain an account balance under the Plan provided that the minimum loan amount is $1,000. Such loans are collateralized by each respective participant's account and interest and principal payments are credited to the participant's account according to the then current investment choices. All loans are subject to repayment via payroll deductions over a maximum period of five years. The interest for loans will be determined as of the first day of each calendar quarter and will be at an interest rate commensurate with local prevailing rates determined by the Trustee.

   PLAN TERMINATION - Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

   ADMINISTRATIVE EXPENSES - All expenses incurred in connection with the Plan's administration are paid by the Plan.

   TAX STATUS - The Internal Revenue Service has determined and informed the Company by a letter dated September 27, 1995, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING - The accompanying financial statements of the Plan are prepared under the accrual method of accounting except for benefit payments, which are reported on a cash basis, in accordance with the guidelines of the American Institute of Certified Public Accountants' Audit Guide, "Audits of Employee Benefit Plans."

   INVESTMENTS - Investments in mutual funds and Company stock are recorded on the trade date and carried at their quoted market value. The money market fund is recorded at cost, which approximates fair value.

   EMPLOYEE ACCOUNTS - Aon Consulting, the Plan's recordkeeper, maintains an individual account for each participant.

3. INVESTMENTS

   The Trustee invests all contributions, as well as earnings thereon, pursuant to the terms of the Plan. The Trustee has custody of all assets in the funds.

   Market value at December 31, 1997 and 1996 of those investments that represent 5% or more of the Plan's net assets as of the end of each respective Plan year is as follows:

                                                 1997        1996

     Investments at fair value as determined
       by quoted market prices:
       Mutual funds:
         Fidelity Balanced Fund              $      -    $    531,066
         Invesco Total Return                   917,900           -
         Janus Fund                           1,927,469     1,154,730
         T. Rowe Price International Fund     1,256,057       940,033
         Other                                  543,841           -
       Outback stock fund                     1,492,284     1,106,479
     Investment at estimated fair value:
       Money market-Invesco Stable Value Fund   452,447       338,295
       Participant loans                        535,895       275,579
                                             ----------  ------------
     Total investments                       $7,125,893  $  4,346,182
                                             ==========  ============

    The Plan's investments (including investments bought and sold as well as held during the year) appreciated in value by $501,794, $2,333, and $301,317 in the aggregate during the years ended December 31, 1997, 1996, and 1995, respectively, as shown below.

                                              Year Ended December 31,
                                                  1997     1996    1995

     Net change in fair value of investments:
       Mutual funds                          $  351,995  $209,842 $ 96,814
       Outback stock fund                       149,799  (207,509) 204,503
                                             ----------  --------  -------
     Net appreciation                        $  501,794  $  2,333 $301,317
                                             ==========  ======== ========




4. SCHEDULE OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
SEPARATE FUND:
                                                           Year
Ended December 31, 1997
                                  Pimco
                                    Fidelity          T. Rowe
Price  Franklin  Franklin     Invesco  Total   Vanguard   Outback
  Invesco
                                    Balanced   Janus
International  Small Cap Mutual        Total   Return  Index 500
Stock   Stable Value Participant
                                      Fund     Fund       Fund
  Growth    Qualified Z  Return   Admin   Fund        Fund
Fund      Loans        Total
ADDITIONS TO NET ASSETS


  AVAILABLE FOR BENEFITS


  ATTRIBUTED TO:


  Investment income:


    Interest and dividend income   $ 21,312 $   81,599 $   17,726
 $    912  $  2,750    $  7,483 $   39 $    931     $     -   $
32,157    $ 30,463 $  195,372
    Net appreciation (depreciation)


     in fair value of investments   130,210    231,084
(3,861)   (12,884)   (1,386)      5,024     27    3,781
149,799        -           -      501,794
                                    -------  ---------  ---------
  -------   -------     -------  -----  -------      -------   --
------     -------  ---------
      Total investment income (loss)151,522    312,683     13,865
  (11,972)    1,364      12,507     66    4,712      149,799
32,157      30,463    697,166
                                    -------  ---------  ---------
  -------   -------     -------  -----  -------      -------   --
------     -------  ---------
Contributions:


    Participants'                   283,097    688,416    546,018
    9,560     4,039      74,884    164    4,412      534,006
182,698         -    2,327,294
    Participants' rollovers          16,658     81,593     40,705
    4,713     1,419       3,420      -    7,017        9,157
14,824         -      179,506
                                    -------  ---------  ---------
  -------   -------     -------  -----  -------      -------   --
------     -------  ---------
      Total contributions           299,755    770,009    586,723
   14,273     5,458      78,304    164   11,429      543,163
197,522         -    2,506,800
                                    -------  ---------  ---------
  -------   -------     -------  -----  -------      -------   --
------     -------  ---------
      Total additions               451,277  1,082,692    600,588
    2,301     6,822      90,811    230   16,141      692,962
229,679      30,463  3,203,966
                                    -------  ---------  ---------
  -------   -------     -------  -----  -------      -------   --
------     -------  ---------
DEDUCTIONS FROM NET ASSETS


  AVAILABLE FOR BENEFITS


  ATTRIBUTED TO:


  Benefits paid to participants      36,192     96,348
 84,309        -        -          5,573      -      -
 84,562     35,846      43,306    386,136
  Administrative expenses             4,232     10,716
 7,473        157        77       1,490      2       98
 9,056      4,818        -        38,119
                                    -------  ---------  ---------
  -------   -------     -------  -----  -------      -------   --
------     -------  ---------
           Total deductions         (40,424)  (107,064)
(91,782)      (157)      (77)     (7,063)    (2)     (98)
(93,618)   (40,664)    (43,306)  (424,255)
                                    -------  ---------  ---------
  -------   -------     -------  -----  -------      -------   --
------     -------  ---------
TRANSFERS                          (941,919)  (202,889)
(192,782)   254,626   104,489     834,152  6,676  152,890
(213,539)   (74,863)    273,159        -
                                    -------  ---------  ---------
  -------   -------     -------  -----  -------      -------   --
------     -------  ---------
NET (DECREASE) INCREASE IN NET


  ASSETS AVAILABLE FOR BENEFITS    (531,066)   772,739    316,024
  256,770   111,234     917,900  6,904  168,933      385,805
114,152     260,316  2,779,711
NET ASSETS AVAILABLE FOR BENEFITS:


  Beginning of year                 531,066  1,154,730    940,033
      -       -            -        -      -       1,106,479
338,295     275,579  4,346,182
                                    -------  ---------  ---------
  -------   -------     -------  -----  -------      -------   --
------     -------  ---------
  End of year                     $     -   $1,927,469 $1,256,057
 $256,770  $111,234    $917,900 $6,904 $168,933   $1,492,284
$452,447    $535,895 $7,125,893
                                  ========= ========== ==========
 ========  ========    ======== ====== ========   ==========
========    ======== ==========


                                             Year Ended December 31, 1996
                                   Fidelity         T. Rowe Price  Outback  Invesco
                                   Balanced  Janus  International  Stock   Stable Value  Participant
                                   Fund      Fund       Fund       Fund      Fund        Loans        TOTAL
ADDITIONS TO NET ASSETS AVAILABLE
  FOR BENEFITS ATTRIBUTED TO:

Investment income:
 Interest and dividend income      $ 19,439 $   37,592 $ 12,533  $      762 $ 16,756    $ 11,526   $   98,608
 Net appreciation (depreciation)
    in fair value of investments     24,848     96,005   88,989    (207,509)      -          -          2,333
                                   --------    ------- --------     ------- --------    --------   ----------

    Total investment income (loss)   44,287    133,597  101,522    (206,747)  16,756      11,526      100,941
                                   --------    ------- --------     ------- --------    --------   ----------
Contributions:
 Participants'                      259,142    472,425  415,635     488,049  162,873         -      1,798,124
 Participants' rollovers              4,595     49,525    1,050     118,068    3,175         -        176,413
                                   --------   -------- --------     ------- --------    --------   ----------

    Total contributions             263,737    521,950  416,685     606,117  166,048         -      1,974,537
                                   --------   -------- --------     ------- --------    --------   ----------
 TOTAL ADDITIONS                    308,024    655,547  518,207     399,370  182,804      11,526    2,075,478
                                   --------   -------- --------     ------- --------    --------   ----------
DEDUCTIONS FROM NET ASSETS AVAILABLE
 FOR BENEFITS ATTRIBUTED TO:
 Benefits paid to participants       20,068     31,860   25,309      37,987   14,003      12,246      141,473
 Administrative expenses              2,762      5,157    4,247       5,439    3,106         -         20,711
                                   --------    ------- --------    -------- --------    --------   ----------
 TOTAL DEDUCTIONS                   (22,830)   (37,017) (29,556)    (43,426) (17,109)    (12,246)    (162,184)
                                   --------    ------- --------    -------- --------    --------   ----------
 TRANSFERS                          (11,302)    44,217   (3,949)   (150,277) (57,435)    178,746         -
                                   --------    ------- --------    -------- --------    --------   ----------
 NET INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS           273,892    662,747  484,702     205,667  108,260     178,026    1,913,294
 NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF YEAR                257,174    491,983  455,331     900,812  230,035      97,553    2,432,888
                                    -------  ---------  -------   ---------  -------     -------    ---------
   END OF YEAR                     $531,066 $1,154,730 $940,033  $1,106,479 $338,295    $275,579   $4,346,182
                                   ======== ========== ========  ========== ========    ========   ==========
                                                          -8-

                                                     Year Ended December 31, 1995
                                    Fidelity            T. Rowe Price Outback     Invesco
                                    Balanced     Janus  International  Stock   Stable Value Participant
                                      Fund       Fund       Fund       Fund        Fund        Loans     TOTAL
   ADDITIONS TO NET ASSETS AVAILABLE
     FOR BENEFITS ATTRIBUTED TO:

   Investment income:
    Interest and dividend income    $  7,559   $ 15,454   $  6,402              $  9,280    $ 3,191   $   41,886
    Net appreciation in fair value
         of investments               14,532     52,441     29,841   $204,503                            301,317
                                    --------   --------   --------   --------   --------    -------   ----------
      Total investment income         22,091     67,895     36,243    204,503      9,280      3,191      343,203
                                    --------   --------   --------   --------   --------    -------   ----------
   Contributions:
    Participants'                    156,430    260,564    257,924    378,249     96,572               1,149,739
    Participants' rollovers           30,206     26,036     47,068    112,887     36,298                 252,495
                                    --------   --------   --------   --------   --------    -------   ----------
      Total contributions            186,636    286,600    304,992    491,136    132,870               1,402,234
                                    --------   --------   --------   --------   --------    -------   ----------
   TOTAL ADDITIONS                   208,727    354,495    341,235    695,639    142,150      3,191    1,745,437
                                    --------   --------   --------   --------   --------    -------   ----------
   DEDUCTIONS FROM NET ASSETS AVAILABLE
   FOR BENEFITS ATTRIBUTED TO:
   Benefits paid to participants       5,273      4,294      5,464      6,987      6,598                  28,616
   Administrative expenses             3,016      5,214      4,755      7,773      2,963                  23,721
                                    --------   --------   --------   --------   --------    -------   ----------
   TOTAL DEDUCTIONS                   (8,289)    (9,508)   (10,219)   (14,760)    (9,561)                (52,337)
                                    --------   --------   --------   --------   --------    -------   ----------
   TRANSFERS                         (13,845)    14,519    (32,848)    22,545    (72,726)    82,355
                                    --------   --------   --------   --------   --------    -------   ----------
   NET INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                      186,593    359,506    298,168    703,424     59,863     85,546    1,693,100

   NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF YEAR                  70,581    132,477    157,163    197,388    170,172     12,007      739,788
                                    --------   --------   --------   --------   --------    -------   ----------
   END OF YEAR                      $257,174   $491,983   $455,331   $900,812   $230,035    $97,553   $2,432,888
                                    ========   ========   ========   ========   ========    =======   ==========
                                                -9-
OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(k) PLAN AND TRUST

ITEM 27a -  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997


Party in   Description of            Description of               Current
Interest   Asset                       Investment       Cost       Value


Yes     Outback Stock Fund            Common stock   $1,343,149 $1,492,284
No      Fidelity Balanced Fund        Pooled mutual                    -
No      Franklin Mutual Qualified Z   Pooled mutual     118,460    111,234
No      Franklin Small Capital Growth Pooled mutual     278,421    256,770
No      Invesco Stable Value Fund     Money market      452,447    452,447
No      Invesco Total Return          Pooled mutual     926,022    917,900
No      Janus Fund                    Pooled mutual   2,032,845  1,927,469
No      Pimco Total Return Admin      Pooled mutual       7,047      6,904
No      T. Rowe Price
          International Fund          Pooled mutual   1,307,981  1,256,057
No      Vanguard Index 500 Fund       Pooled mutual     166,064    168,933
No      Loans to Participants        1-5 years, 7.25%-  535,895    535,895
                                    9% interest rate


Employer Identification Number: 59-3061413
Plan Number:                           002








OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(k) PLAN AND TRUST

ITEM 27d -  SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997

                                                                                 Current Value
                                                                                 of Asset on
                                                 Purchase   Sales     Cost of    Transaction     Gain/
Identity of Party Involved  Description of Asset Price      Price     Asset      Date           (Loss)

Series of transactions

Investors Fiduciary
  Trust Company             Outback Stock Fund  $  735,455            $  735,455 $  735,455         -
                                                           $  499,449    505,859    499,449   $ (6,410)

Investors Fiduciary
  Trust Company             Fidelity Balanced      432,993               432,993    432,993         -
                            Fund                            1,053,394    964,082  1,053,394      89,312

Investors Fiduciary
  Trust Company             Franklin Small         281,647               281,647    281,647         -
                            Capital Growth                      2,802      3,056      2,802        (254)

Investors Fiduciary
  Trust Company             Invesco Total Return 1,048,074             1,048,074  1,048,074         -
                                                              120,312    121,975    120,312      (1,663)

Investors Fiduciary
  Trust Company             Janus Fund           1,266,972             1,266,972  1,266,972
                                                              485,432    436,230    485,432      49,202

Investors Fiduciary
  Trust Company             T. Rowe Price          781,752               781,752    781,752         -
                            International Fund                413,121    401,754    413,121      11,367

Investors Fiduciary
  Trust Company             Invesco Stable        298,336                298,336    298,336         -
                            Value Fund                        184,184    184,184    184,184         -

Single Transactions

Investors Fiduciary
  Trust Company             Invesco Total Return  936,136                936,136    936,136         -

Investors Fiduciary
  Trust Company             Fidelity Balanced Fund            936,136    833,919    936,136     102,217

Employer Identification Number:  59-3061413
Plan Number:                            002


                              SIGNATURES

    The Plan.  Pursuant to the requirements of the Securities Exchange
Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  PLAN ADMINISTRATOR

                                  OUTBACK STEAKHOUSE OF FLORIDA, INC.


                                  By:  /s/ Chris T. Sullivan
                                       Chris T. Sullivan, Chairman

Dated:  June 29, 1998

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